Charles E. Jarrett

Chief Legal Officer

Corporate Legal Department

6300 Wilson Mills Road, N72

Mayfield Village, OH 44143

Telephone: (440) 395-3696

Facsimile: (440) 395-3678

chuck_jarrett@progressive.com

May 19, 2010

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A filed March 12, 2010
File No. 001-09518

Dear Mr. Riedler:

I am writing in response to your letter dated May 6, 2010 to Glenn Renwick, Progressive’s President and Chief Executive Officer. Per your request, our response is categorized and numbered to track the item raised in your letter.

Schedule 14A filed March 12, 2010

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, Page 39

1. This comment relates to disclosure concerning the structure of the non-equity incentive compensation that was available to named executive officers in 2009 under our 2007 Executive Bonus Plan. This plan operates on the same terms as our broadly based cash bonus plan, which we refer to as our Gainsharing plan. Because we believe that the disclosure of the “Gainsharing matrices” referred to on page 40 of the proxy statement would result in significant competitive harm to our insurance operations, we elected not to disclose the matrices in accordance with the guidance provided in Instruction 4 to S-K Item 402(b), as incorporated by Instruction 2 to S-K Item 402(e)(1). A more detailed explanation is presented in the next section. The actual performance that translated into the .71 performance factor attained in 2009 was discussed in Compensation Discussion and Analysis at pages 28-29 of our proxy statement, although this discussion was omitted from the Narrative Disclosure to avoid duplication. As requested in your letter, in future proxy statements, we will also include a performance discussion in the Narrative Disclosure (with enhanced disclosures, as discussed below).

Competitive Harm

The Progressive Corporation, through its insurance subsidiaries, insures personal autos and recreational vehicles (such as motorcycles, watercraft, RV’s, ATV’s, and the like) and commercial autos and trucks owned by small businesses. In 2009, over 99% of our insurance revenues (net premiums earned) arose from these personal lines and commercial auto operations. Given our specific focus on vehicle insurance, we are considered to be a monoline insurance carrier.

Our insurance businesses are subject to intense competition from large, well-financed and well-known national competitors, in addition to a large number of regional insurance companies. In contrast to Progressive, many of these competitors are multiline carriers, meaning that they offer vehicle, homeowners, general liability, life, and long-term care insurance products, as well as annuities, mutual funds, banking, and other products and services. Although insurers often seek to distinguish themselves from the competition in terms of quality, service, or other policy features, in the markets served by Progressive, price typically remains the most important element of an insurance offering and a driving force in convincing new customers to buy from, and existing customers to stay with, an insurer. This fact is emphasized by an estimated $4.2 billion spent on advertising in 2009 by insurance companies in the U.S., much of which advises consumers that they can save hundreds of dollars per year by buying from a particular auto insurer.

Against this backdrop, we maintain our Gainsharing cash bonus program in which all of our full-time employees participate, including our named executive officers. The Gainsharing program rewards employees depending on the performance of our personal lines and commercial auto insurance operations in comparison to objective criteria set forth in the Gainsharing matrices approved by the Compensation Committee of the Board of Directors early in the year.

For 2009, the Committee approved eight separate Gainsharing matrices, one for “new” business and one for “renewal” business in each of our personal lines operations (agency auto, direct auto, and special lines business units) and in our commercial auto business unit. As discussed in more detail in our proxy statement (at pages 27-28 & 40), these matrices compare profitability (GAAP combined ratio) and growth metrics for the business units in question. Each matrix includes approximately 300 different combinations of profitability and growth, with each combination receiving a performance score between 0.00 and 2.00. Moreover, for profitability and growth results that fall between the values shown on the matrix, we would be required to interpolate between those values to determine the actual score. As a result, each of the eight matrices does not represent a single performance goal or a series of graduated goals, but is instead a complex compilation of thousands of potential growth/profitability outcomes, together with a value that Progressive attributes to each possible outcome. In addition, it should be noted that multiple growth and profitability combinations can lead to the same performance score under a given matrix.

By analyzing the matrices for our individual business units and their development over time in varying market conditions, we believe that our competitors could gain a number of meaningful competitive advantages over us, including the following:

•

unprecedented insights into our pricing approaches, and the growth vs. profit trade-offs inherent in those decisions, in each of the business units represented by the matrices. The granularity and volume of detail in the matrices, and the conclusions that can be inferred from this information, provides a window into Progressive’s strategies regarding these businesses that cannot be obtained from any other source;

•	observations of specific pricing decisions, such as the effective minimum level of profitability that Progressive would likely accept for the applicable business. Such information would allow our competitors to implement strategic actions, including specific pricing plans to undercut our rates, that would harm our competitive position;

•

potential road maps for competitors seeking to compete with us in the lines of business covered by the matrices. Smaller insurers, in particular, have shown a willingness to duplicate Progressive’s published data and rates as a basis of their actions, and publication of this detail would provide another short-cut to competition for them; and

•

specific information concerning our businesses, including the rates at which we retain our customers in each line of business and profitability rates for several of our business units, which we do not break out in our public disclosures. With such data, competitors could implement targeted marketing strategies that could cause us competitive harm. In fact, several of our larger competitors recently announced their intentions to expand into businesses in which Progressive operates, and these efforts would likely be accelerated and more effective if we were required to publish the product-specific data included in our matrices.

These issues raise a very real concern that the disclosure of our Gainsharing matrices would cause significant competitive harm to Progressive. In addition, disclosure of prior year matrices would not minimize the harm. Although the matrices may change from year to year, the insights gained regarding Progressive’s strategies and the other competitive information discussed above would be just as useful to a competitor in the following year, when the proxy statement would be filed. Likewise, a study of this information over multiple years and different market conditions could lead a competitor to an even deeper understanding of Progressive’s approach to the business. We understand that many of our larger competitors regularly conduct such studies of Progressive’s competitive position, making these concerns more than just conjecture.

In view of these concerns, we have actively sought to keep our Gainsharing matrices confidential, even after the year in which they are used to determine our Gainsharing score. In the 16-year history of the program, we have never disclosed the matrices publicly. We also do not disclose these matrices to our broader employee population. The matrices are only shared with certain senior managers, who are expected to maintain strict confidentiality, as well as the members of the Compensation Committee, who review and approve them. As with any other important strategic information or trade secrets such as these, to the extent possible, we seek to protect confidentiality and prevent the matrices from falling into the hands of our competitors and being used to reduce our effectiveness and competitive advantage in the marketplace.

Finally, we observe that, if comparable information was publicly available for our major competitors, we would use that information to compete against them in the market; however, this is not likely to be possible, because the type of information we are discussing, and the insights that could be derived from that data, would ordinarily be considered to be trade secrets and kept strictly confidential. In addition, it should be noted that our major competitors either are privately held, are large multiline carriers or, in one case, is part of a huge, multi-industry conglomerate. As to the competitors that make SEC filings, it is highly unlikely that similarly detailed information at the individual product level (e.g. auto and special lines), with further division for new and renewal business, will be disclosed in their SEC filings. Requiring Progressive to file this level of detail, therefore, will put us at a substantial and unfair informational disadvantage, resulting in competitive harm to us and our shareholders.

For these reasons, we believe that our Gainsharing matrices are exempt from disclosure under the guidance set forth in Instruction 4 to S-K Item 402(b) and Instruction 2 to S-K Item 402(e)(1).

Actual Performance Results

In view of our determination that the disclosure of our matrices would result in significant competitive harm, in our proxy statement we provided shareholders with meaningful explanatory detail concerning how our Gainsharing program works, the business units being evaluated, the performance criteria that were included in the matrices for the year, our operating performance, and the resulting Gainsharing score for the year (see pages 27-29 and 40 of our proxy statement). We also presented information about our 16-year experience with the Gainsharing program to provide shareholders with a historical perspective on the relationship between the performance criteria and our operating results, as well as a discussion of management’s view, at the time the matrices were approved, of the anticipated level of difficulty in achieving a 1.0 performance factor in 2009. Our intention is that this level of detail should enable shareholders to understand the structure and operation of our plan, and how the Gainsharing performance factor related to our actual performance for that year.

To this end, we included a specific discussion in our Compensation Discussion and Analysis (pages 28-29) of the actual performance results for 2009 that led to the .71 performance factor for the year. As requested in your letter, in our future proxy statements, we will expand the Narrative Disclosure to include a similar discussion of results. Alternatively, if acceptable to you, in order to avoid duplicate disclosures, we would suggest again setting out this discussion only in the CD&A, but then including a clear cross reference in the Narrative Discussion to incorporate the actual performance discussion. In either event, we will also make the following enhancements to the disclosure to make the linkage between our actual performance results and the final Gainsharing score more understandable to shareholders.

In the second table of the performance discussion (on page 28 of our March 2010 proxy statement), we will add columns for the performance score for the individual business units (which is derived from the Gainsharing matrices) and the weighting factor (representing the business unit’s relative contribution to the aggregate net premiums earned), which are multiplied together to determine the business unit’s weighted performance score (the figure that is currently shown on the table). If this approach had been taken in the current proxy statement, the table would have appeared as follows:

Business	Business Unit Performance Score	Weighting Factor	Weighted Performance Score
Agency Auto	.47	46.6%	.22
Direct Auto	1.20	33.1%	.40
Special Lines	.70	8.7%	.06
Commercial Auto	.32	11.6%	.04

Performance Factor			.71	[1]

[1]	The sum does not equal the total due to rounding.

In this way, shareholders will be able to compare the raw performance score for each business unit to its performance results for the year, which are shown in the first table on page 28. In addition, although the relative contribution of the various business units to our total net premiums earned is already available in other public disclosures, this presentation will make explicit the extent to which each business unit contributes to the overall performance factor. To give further context, we will also enhance our presentation to include appropriate companywide insurance results (such as our overall combined ratio and the rate of growth in policies in force and net written premiums) and will include additional textual discussions, as may be appropriate. With these additions and enhancements, we believe that our shareholders will be in an even better position to assess the Gainsharing program for the year and whether the performance scores and the overall performance factor appropriately reflect our performance results.

*        *        *         *

Please do not hesitate to contact me at 440-395-3696, or Brian Domeck, our Chief Financial Officer, at 440-395-2001, if you have further comments or questions. We recognize that these matters, particularly the discussion of competitive harm, are specific to our compensation program and our competitive situation. Therefore, we would be willing to make appropriate Progressive people available to you if further explanation is necessary.

As requested in your letter, in connection with the foregoing, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles E. Jarrett
Charles E. Jarrett
Vice President, Secretary and Chief Legal Officer

cc:	Glenn M. Renwick
Brian C. Domeck